EXHIBIT 99.1

Westport Fuel Systems Announces Strong Support from Export Development Canada

$6.0 Million of Principal Payments Deferred to Improve Liquidity

VANCOUVER, British Columbia, March 25, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) today announced measures to improve liquidity given the impact of COVID-19 on global operations.

Export Development Canada (“EDC”) and Westport Fuel Systems have amended the terms of the secured term loan announced on December 21, 2017 to defer $6.0 million in principal payments in 2020 and to extend the term of the loan until September 30, 2022.

“We have been working aggressively to mitigate the potential impact of COVID-19 for our employees, in our operations and with our customers to ensure that we are well-positioned to weather these current market headwinds,” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “EDC has been a valued partner since 2017 when their support was instrumental in the successful commercial launch of Westport HPDI 2.0™ in Europe. We are deeply appreciative of their ongoing and unwavering commitment to Canadian clean-technology exporters.”

“Our strong 2019 year-end results announced on March 17, 2020 are evidence of the fundamental demand for our technology in key markets like Europe, China, and India where compelling economics and stringent emission regulations are driving adoption,” Johnson continued. “We will continue to evaluate options to improve our liquidity, strengthen our balance sheet and fund our growth.”

EDC is a financial Crown corporation dedicated to helping Canadian companies of all sizes compete in global markets. They provide financial solutions to equip Canadian companies with the tools they need including trade knowledge, financing solutions, equity, insurance, and connections. During the COVID-19 crisis EDC adjusted its products and services to provide relief to meet the needs of Canadian businesses

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com